SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Omniture, Inc.

(Name of Subject Company (Issuer))

Snowbird Acquisition Corporation

Adobe Systems Incorporated

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	68212S109
(Titles of classes of securities)	(CUSIP number of class of securities)

Karen Cottle
Senior Vice President, General Counsel & Corporate Secretary

Adobe Systems Incorporated

345 Park Avenue

San Jose, California 95110-2704

(408) 536-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Peter F. Kerman

Luke J. Bergstrom

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Tel: 650-328-4600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not applicable*	Not applicable*

*     filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☒                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                   third-party tender offer subject to Rule 14d-1.

☐                     issuer tender offer subject to Rule 13e-4.

☐                     going-private transaction subject to Rule 13e-3.

☐                     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Omniture, Inc., a Delaware corporation (“Omniture”), by Snowbird Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Adobe Systems Incorporated, a Delaware corporation (“Adobe”).

The transcript of the question and answer portion of Adobe’s Q3 FY2009 earnings conference call held on September 15, 2009 at which Adob’s proposed acquisition of Omniture was discussed is attached as Exhibit 99.1.

A screenshot of the following website http://www.adobe.com/aboutadobe/invrelations/adobeandomniture.html is attached as Exhibit 99.2.

Securities Law Disclosures

The tender offer described in this Schedule TO-C and the exhibits attached hereto has not yet commenced. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Omniture’s common stock will only be made pursuant to a tender offer statement on schedule TO, including an offer to purchase and other related materials that Snowbird Acquisition Corporation, a wholly-owned subsidiary of Adobe Systems Incorporated, intends to file with the Securities and Exchange Commission. In addition, Omniture will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Once filed, Omniture stockholders will be able to obtain the tender statement on schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the offer, free of charge at the website of the Securities and Exchange Commission at www.sec.gov, from the information agent and dealer manager named in the tender offer materials or from Snowbird Acquisition Corporation. Omniture’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.

Forward Looking Statements Disclosure

This document includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors, including the risks to both companies that the acquisition of Omniture will not be consummated, as the transaction is subject to certain closing conditions.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding: the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing.  In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Adobe’s ability to successfully integrate the products and employees of Adobe and Omniture, as well as the ability to ensure continued performance or market growth of Omniture’s products.  These risks, uncertainties and other factors, and the general risks associated with the respective businesses of Adobe and Omniture described in the reports and other documents filed by each of them with the Securities and Exchange Commission, could cause actual results to differ materially from those referred to in the forward-looking statements.  The reader is cautioned not to rely on these forward-looking statements.  All forward-looking statements are based on information currently available to Adobe and Omniture and are qualified in their entirety by this cautionary statement.  Neither Adobe nor Omniture assumes any obligation to update any such forward-looking statements or other statements included in this press release.

Exhibit Index

Exhibit No.	Description

99.1	Transcript of the question and answer portion of Adobe’s Q3 FY2009 earnings conference call held on September 15, 2009.
99.2	Screenshot of http://www.adobe.com/aboutadobe/invrelations/adobeandomniture.html.